Filed by AT&T Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: BellSouth Corporation

Commission File No.: 1-8607

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# IPTV Video Advantages

## Traditional Cable

Video
Service
Provider

## IP Switched Video

AT&T U-verse
TV

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at&t

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# AT&T U-verse TV

Family 2004
Watching the game.jpg
7 of 240

GUIDE
8:07 PM
THU 11/22
8:00 PM
8:30 PM
9:00 PM
1 REC
Deep Blue Sea
Recorded TV
2 VOD
Seabiscuit
Video Store
3 HBO
4 KGO
Mountain View Plot
5 KRON
Friends
Scrubs
6 KPIX
Mountain View Plot
8:00 - 9:00 PM
TV-PG
4 KGO

TELCOVID
forward
JULIAN
ISLA
1 goal
1 yellow card
76:15
BRNA 0
CHRT 3

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# Platform for the Future

AT&T U-verse
Voice
TV
Messaging
High Speed Internet

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Filed by AT&T Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: BellSouth Corporation

Commission File No.: 1-8607

The New AT&T

Name

Title

[LOGO]

NOTE:  In connection with the proposed merger, AT&T Inc. (“AT&T”) filed a registration statement on Form S-4 (Registration No. 333-132904), containing a joint proxy statement/prospectus of AT&T and BellSouth Corporation (“BellSouth”), with the Securities and Exchange Commission (the “SEC”) on March 31, 2006. Investors are urged to read the registration statement and the joint proxy statement/prospectus contained therein (including all amendments and supplements to it) because it contains important information. Investors may obtain free copies of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about AT&T and BellSouth, without charge, at the SEC’s Web site (www.sec.gov). Copies of AT&T’s filings may also be obtained without charge from AT&T at AT&T’s Web site (www.att.com) or by directing a request to AT&T Inc. Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Copies of BellSouth’s filings may be obtained without charge from BellSouth at BellSouth’s Web site (www.bellsouth.com) or by directing a request to BellSouth at Investor Relations, 1155 Peachtree Street, N.E., Atlanta, Georgia 30309.

AT&T, BellSouth and their respective directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies in respect of the proposed merger. Information regarding AT&T’s directors and executive officers is available in AT&T’s 2005 Annual Report on Form 10-K filed with the SEC on March 1, 2006 and AT&T’s proxy statement for its 2006 annual meeting of stockholders, filed with the SEC on March 10, 2006, and information regarding BellSouth’s directors and executive officers is available in BellSouth’s 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and BellSouth’s proxy statement for its 2006 annual meeting of shareholders, filed with the SEC on March 3, 2006. Additional information regarding the interests of such potential participants is included in the registration statement and joint proxy statement/prospectus contained therein, and other relevant documents filed with the SEC.

Cautionary Language Concerning Forward-Looking Statements

We have included or incorporated by reference in this document financial estimates and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially from these estimates and statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T Inc. and BellSouth Corporation and are subject to significant risks and uncertainties outside of our control.

The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of AT&T shareholders to approve the issuance of AT&T common shares or the failure of BellSouth shareholders to approve the merger; the risk that the businesses of AT&T and BellSouth will not be integrated successfully or as quickly as expected; the risk that the cost savings and any other synergies from the merger, including any savings and other synergies relating to the resulting sole ownership of Cingular Wireless LLC may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in AT&T’s, BellSouth’s, and Cingular Wireless LLC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov). Neither AT&T  nor BellSouth is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

[LOGO]

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[LOGO]

Your world. Delivered.

“the only communications and entertainment company our customers will ever want”

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Joining Forces

[LOGO]	On November 18, 2005, SBC Communications Inc. and AT&T Corp. joined forces... becoming one

[LOGO] Your world. Delivered.	The AT&T name is the most-recognized communications brand in the U.S. and around the globe

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The New AT&T

Leading telecommunications company in the U.S. and the world

One of top Fortune 50 companies

One of 30 companies comprising the Dow Jones Industrial Average

Employees in every U.S. state and in more than 50 countries

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The nation’s leading provider of local and long-distance voice services

A company customers have known and trusted for more than 125 years but we’re also a whole lot more

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Industry Leader

Wireless with 54 million subscribers through our 60 percent ownership of Cingular

Broadband or high-speed Internet DSL, with 7 million lines in service

IP-based services, one of the world’s leading providers

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Cingular

•                  AT&T has a 60 percent stake in Cingular Wireless

•                  In 2004, Cingular purchased AT&T Wireless and became the leading wireless company in the U.S.

•                  Cingular’s new 3G – or third-generation – network is a super-fast, IP-based simultaneous voice and data network

•                  Cingular delivers the widest international coverage of any U.S.-based wireless carrier

•                  We provide 28,500 “hot spots” – Wi-Fi access points – in 55 countries

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A World of Business

we serve virtually all of the Fortune 1000 companies

•                  AT&T has one of the world’s most powerful and advanced IP “backbone” networks

•                  410,000 fiber-route miles

•                  30 Internet data centers on four continents

•                  Customer care 24/7 service

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A Technology Partner

No. 1 in serving large business

Unparalleled service to mid-size and regional business, government

Superior network, global reach Customized IP solutions

Reliability, deep technical support

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Extensive Portfolio

Virtual Private Network (VPN)

Voice over IP (VoIP)

IP-based and managed services

Web hosting

Network security

Innovation of AT&T Labs

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Strong IP Foundation

AT&T’s vision is to make IP applications as accessible and commonplace as the dial tone is today

•	IP is the new foundation of our business
[GRAPHIC]
•	Anytime, anywhere access to information, entertainment services on any device

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Integrated IP World

•                  AT&T has premier assets for an IP-enabled world

•                  One of the industry’s largest IP backbones

•                  A wire-line broadband access network that is second to none

•                  A premier wireless broadband network

•                  Building a next-generation network through Project Lightspeed

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IPTV Video Advantages

Traditional Cable

Video
Service
Provider

[GRAPHIC]	[GRAPHIC]

IP Switched Video

AT&T U-verse TV

[GRAPHIC]	[GRAPHIC]

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AT&T U-verse TV

[GRAPHIC]

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Platform for the Future

[GRAPHIC]					[GRAPHIC]

AT&T U–verse

[GRAPHIC]	Voice	TV	Messaging	High Speed Internet	[GRAPHIC]

[GRAPHIC]

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AT&T Homezone

Satellite TV programming
Combines AT&T Yahoo! DSL with AT&T | DISH Network
High-definition and/or standard-definition

Digital video recording

Caller ID on the TV
[GRAPHIC]
Movies-on-demand

Photo sharing

Music

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[LOGO] Your world. Delivered.	>	communications and entertainment services available from just one provider family

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Community Commitment

Fortune magazine has ranked us the most admired telecom company in the U.S. and the world

We’ve been recognized on many occasions for our commitment to diversity

The AT&T Foundation is expected to have more than $60 million available for charitable and community funding in 2006

More than 250,000 employees and retirees serve their communities through the AT&T Pioneers organization

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[LOGO]

Your world. Delivered.

industry of the Future

AT&T is going to lead the way … and strive to be the only communications and entertainment provider you will ever want

The New AT&T

Name

Title

[LOGO]